SilverCrest To List Its Common Shares On The NYSE American

Vancouver, British Columbia--(Newsfile Corp. - August 20, 2018) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to announce that its common shares have been approved to list on the NYSE American (the "NYSE") and will begin trading under the symbol "SILV" on August 21, 2018 with trading on the OTCQX to cease concurrent with the NYSE listing.

"Listing on the NYSE American is an important milestone for SilverCrest at a time when our Company is having exploration success developing the Las Chispas Project in Sonora, Mexico. We are confident the listing will create even greater exposure among institutional and retail investors," said N. Eric Fier, CEO of SilverCrest.

"We are pleased to have SilverCrest Metals Inc. begin trading on the NYSE American, where it will join other exploration companies that benefit from the unique advantages provided by our high-quality markets, network and services," said John Tuttle, Chief Operating Officer and Global Head of Listings, NYSE.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

NOTICE REGARDING FORWARD LOOKING STATEMENTS

This news release contains forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SilverCrest or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to the timing for listing of the Company's common shares on a U.S. stock exchange as well as statements relating to our future shareholder base. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with the receipt of all regulatory approvals for listing of the Company's common shares on a U.S. stock exchange; and such risks contained in the Company's annual information form dated April 23, 2018, amended May 9, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

N. Eric Fier, CPG, P.Eng.
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact:Michael Rapsch, VP Corp. Comm.
Telephone:+1 (604) 694-1730
Fax:+1 (604) 357-1313
Toll Free:1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.